ALLGREEN PROPERTIES LIMITED

02 JUN 17 AM 11: 12

02034972

File No. 82-4959

Date: 10 MAY 2002

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

File No. 82-4959

MASNET No. 109 OF 10.05.2002
Announcement No. 123

ALLGREEN PROPERTIES LIMITED

Proposed Final Dividend for Financial Year 2001 - Change of Corporate Income Tax Rate

The Company wishes to advise that following the 2002 Budget announced on 3 May 2002, the Singapore corporate tax rate was reduced from 24.5% to 22% for the Year of Assessment 2003.

Accordingly, the Company's proposed final dividend of 6% or 3 cents per share will be paid less income tax of 22% instead of 24.5%, subject to shareholders' approval at the forthcoming Annual General Meeting on 17 May 2002. As a result, the net dividend to be paid will increase from S$23,782,500 to S$24,570,000. The payment date remains unchanged on 19 June 2002.

Submitted by Ms Isoo Tan, Company Secretary on 10/05/2002 to the SGX